Mail Stop 03-05

      January 11, 2005
Mr. Walter L. Bennett
Chief Financial Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

      Re: Thor Industries, Inc.
             File No. 001-09235
             Form 10-K for the year ended July 31, 2004
             Form 10-K/A Amendment No. 1 for the year ended July
31,
2004

Dear Mr. Bennett:

	We have reviewed your response letter dated December 8, 2004 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Refer to prior comment 1
1. Please explain the reason for the increase in demand for motor homes and tell us whether you expect this higher level of demand to continue. Provide a detailed analysis of the factors that contributed to the increase. In addition, explain the reason for the increase in sales of new diesel motor homes. Finally, explain the reason for the overall industry market increase in recreational vehicles. Revise future filings to discuss these factors.








Refer to prior comment 7
2. Please provide an analysis that supports your conclusion that Thor
Credit was not designed so that substantially all of its activities either involve or are conducted on behalf of Thor Industries or its related parties. As part of your response, quantify the percentage of Thor Credit`s financing activities that relate to Thor
Industries`
consumer buyers and explain how you have considered this factor in your analysis.

* * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-824-5330 or the undersigned at 202-
942-1907 with any questions.

								Sincerely,


								Michael Fay
								Branch Chief


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Mr. Walter L. Bennett
Thor Industries, Inc.
January 11, 2005
Page 1